ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 11 MARCH 2010	OTCBB Code: OBTLY

MEDIA RELEASE – SENATOR KIM CARR

PERTH, AUSTRALIA:  Orbital Corporation Limited’s subsidiary, Orbital Australia Pty Ltd, is the subject of a media release made by Senator the Hon Kim Carr, Minister for Innovation, Industry, Science and Research, announcing the awarding of a grant under the Green Car Innovation Fund to assist Orbital to develop greener engine technology for Chinese automaker Changan Automobile.

“We are pleased to have been able to access this grant from the Green Car Innovation Fund for this important research and development activity” commented Managing Director and CEO, Terry Stinson

A copy of the media release is attached.

ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

MEDIA RELEASE

SENATOR KIM CARR

Minister for Innovation, Industry, Science and Research

Thursday, 11 March 2010

GREEN CAR FUNDS PUT AUSSIE ENGINE TECHNOLOGY IN CHINESE CAR

Perth company Orbital Australia has been awarded a $440,413 grant to develop greener engine technology for Chinese automaker Changan Automobile.

Announced by Innovation Minister Kim Carr, the Green Car Innovation Fund grant will help Orbital to develop its FlexDI engine management and combustion system to be tested on engines and in vehicles for Changan Automobile.

FlexDI technology has the potential to deliver ‘best-in-class’ fuel economy for passenger cars and other applications. Orbital’s air-assisted FlexDI direct injection technology will be applied to Changan’s four cylinder petrol engine to produce a car that complies with new Chinese fuel economy standards.

Changan is China’s fourth largest automaker with sales of 1,869,800 last year. This year, Changan aims to sell about 2,200,000 vehicles.

Senator Carr said the partnership with Changan Automobile was an important development in deepening ties with the world’s largest auto making country.

“What this grant shows is the power of partnerships between the Australian Government, industry and international investors,” Senator Carr said.

“Here we have a project that has the potential to support jobs while reducing harmful emissions on the world’s roadways.

“Increasing the amount of Australian-made automotive products being sold in China and other major markets is an important goal for this Government – that is why I and Trade Minister Simon Crean visited China last year.

“The Australian automotive industry, and companies such as Orbital, has a vital role to play in developing innovative systems and components for green cars world-wide. Through programs such as the Green Car Innovation Fund, this role is being realised.”

The $1.3 billion fund is part of the Rudd Government’s $6.2 billion New Car Plan for a Greener Future – the most comprehensive plan to be devised for this vital sector.

The fund provides grants from $100,000 for projects that enhance the research, development and commercialisation of Australian technologies that reduce the fuel consumption and/or greenhouse gas emissions of passenger motor vehicles.

For more information on the Green Car Innovation Fund, visit www.ausindustry.gov.au, phone 13 28 46, or email hotline@ausindustry.gov.au

Media contacts:

Patrick Pantano, Minister's Office, 0417 181 936

Terry Stinson, Orbital Australia, 08 9441 2200

2